AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE INDEX TRUST, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment to the Investment Management Agreement (the “Agreement”), made as of the 1st day of August, 2017, by and between T. ROWE PRICE INDEX TRUST, INC., a Maryland corporation (the “Corporation”), and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the Corporation is engaged in business as an open-end management investment company and is registered as such under the federal Investment Company Act of 1940, as amended (the “Act”); and

 WHEREAS, the Corporation has issued shares of capital stock (“Shares”) in the T. Rowe Price Equity Index 500 Fund (the “Fund”), a separate series of the Corporation whose Shares represent interests in a separate portfolio of securities and other assets (“Fund Shares”); and

 WHEREAS, the Manager is engaged principally in the business of rendering investment supervisory services and is registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended; and

 WHEREAS, the Fund and the Manager first entered into the Agreement on May 1, 1991, as amended on January 1, 2000 and May 1, 2010, and such Agreement has been renewed each year thereafter on the same terms and conditions; and

 WHEREAS, the Manager has proposed to lower the Fund’s Annual Investment Management Fee and the Corporation’s Board of Directors has determined effective on the date first above written that such action would be in the best interest of the Fund and its shareholders; and

 WHEREAS, the Manager and the Fund desires to continue the Agreement on the same terms and conditions other than as described immediately above and below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Subparagraph A. of Paragraph 3 of the Agreement is amended to read as follows:

   A. Fee. The fee shall be at the annual rate of 0.06% of the average daily net assets of the Fund.

 2. All other terms and conditions of the Agreement remain in full force and effect until April 30, 2018, unless terminated on an earlier date pursuant to the provisions of Paragraph 13 of the Agreement.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE INDEX TRUST, INC.
/s/Darrell N. Braman ______________________________ Darrell N. Braman, Secretary	By: /s/David Oestreicher ______________________________ David Oestreicher, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Joan E. Flister _______________________________ Joan E. Flister, Assistant Secretary	By: /s/Darrell N. Braman ______________________________ Darrell N. Braman, Vice President

Agreements\Investment Management Agreements\EXF Amended Investment Management Agreement 8-1-17.docx